SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.   20549



                            SCHEDULE 13D

                     Under the Securities Exchange
                             Act of 1934
                          (Amendment No. 6)

                         Thomas Nelson, Inc.
                          (Name of Issuer)

                            Common Stock
                        Class B Common Stock
                   (Title of Class of Securities)

                             640376109
                             640376208
                           (CUSIP Number)



                            Sam Z. Moore
              501 Nelson Place, Nashville, TN  37214-1000
                           (615) 889-9000

        (Name, Address and Telephone Number of Person Authorized to Receive Notice and communications)

                          January 1, 2001
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                 13D                     Page 2 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable
     (a)[    ]    (b)  [    ]

     SEC USE ONLY
3

     SOURCE OF FUNDS
4    PF

     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5   [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    2,102,112 shares of Common Stock (includes
                         526,834 shares of Class B Common Stock which is
                         convertible into Common stock on a one to one
                         basis)
      NUMBER OF
       SHARES            SHARED VOTING POWER
     BENEFICIALLY   8    59,176 shares of Common Stock (includes 3,435 shares of
      OWNED BY           Class B Common Stock which is convertible into Common
        EACH             Stock on a one to one basis)
      REPORTING
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    2,071,981 shares of Common Stock (includes 526,834
                         shares of Class B Common Stock which is
                         convertible into Common Stock on a one to one basis)

                         SHARED DISPOSITIVE POWER
                    10 89,310 shares of Common Stock (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)


     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 2,161,288 shares of Common Stock, consisting of 553,579 shares of Common Stock held directly, 747,440 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested, options to purchase 300,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested and 530,269 shares of Common Stock issuable upon conversion of 530,269 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                                 [ ]

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   14.12% Common Stock

     TYPE OF REPORTING PERSON

14   IN




CUSIP NO. 640376208                13D             Page 3 of 7

     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                             (a) [    ]
                                                (c) [    ]
     SEC USE ONLY
3

     SOURCE OF FUNDS
4
     00/NA

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [ X ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America


                         SOLE VOTING POWER
                    7    826,834 shares of Class B Common Stock

     NUMBER OF
      SHARES             SHARED VOTING POWER
    BENEFICIALLY    8    3,435 shares of Class B Common Stock
     OWNED BY
       EACH
    REPORTING            SOLE DISPOSITIVE POWER
      PERSON        9    826,834 shares of Class B Common Stock
       WITH

                         SHARED DISPOSITIVE POWER
                    10   3,435 shares of Class B Common Stock

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 830,269 shares of Class B Common Stock, consisting of 526,834 shares of Class B Common Stock held directly, 3,435 shares of Class B Common Stock held indirectly, and options to purchase 300,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested.

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

12   N/A                                                        [  ]

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   59.66% Class B Common Stock

     TYPE OF REPORTING PERSON

14   IN

Date:    1/16/2001                                       Page 4 of 7

     Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a
Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) President and Chief Executive Officer, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e) On September 30, 1997, the Securities and Exchange Commission filed civil proceedings against Mr. Moore alleging that Mr. Moore violated certain provisions and rules under the Securities Exchange Act of 1934 by "marking the close" through executing on behalf of a relative at the end of the trading day purchases of the Issuer's Common Stock and by failing to file a timely Form 4 reporting on unrelated sales of the Common Stock by a charitable remainder trust of which Mr. Moore was the beneficial owner. Without a hearing and without admitting or denying the Commission's allegations or findings, Mr. Moore consented to the entry of a cease and desist order before the Commission and paid a $50,000 civil penalty.

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B common Stock of the issue, including beneficial ownership changes from the purchase of Common shares in an Open Market transaction on November 28, 2000, and the reinvestment of dividends on shares held for his benefit by the Trustee of the Thomas Nelson Savings and Investment Plan. All transactions have been previously reported on Form 4's.

     Item 4.  Purpose of Transaction

     Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals in the future which relate to or would result in:

(a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
     Section 12(g)(4) of the Securities Exchange Act of
     1934, as amended; or (j) any action similar to any of those enumerated above.

     Item 5.  Interests in Securities of the Issuer.

(a) Mr. Moore beneficially owns 41.33% of the Common Stock of the Issuer (14.12% with sole dispositive value), or 2,071,981 shares of Common Stock, consisting of 523,445 shares of Common Stock held directly, 691,702 shares of Common Stock held indirectly, options to purchase 30,000 shares of Common Stock (right to acquire) that are vested, options to purchase 300,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested, and 526,834 shares of Common Stock issuable upon conversion of 526,834 shares of Class B Common Stock, which is convertible on a one to one basis at the election of the holder at any time.

     Mr. Moore beneficially owns 59.91% of the Class B Common Stock of the Issuer (59.66% with sole dispositive value), or 826,834 shares of Class B Common Stock, consistingof 526,834 shares of Class B Common Stock held directly and options to purchase 300,000 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested.

(b) Mr. Moore has aggregate beneficial ownership of the following number of shares:

          Common Stock:

          Sole Voting Power: 2,102,112 shares of Common Stock (includes 526,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Shared Voting Power: 59,176 shares of Common Stock (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 2,071,981 shares of Common Stock (includes 526,834 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis.

          Shared Dispositive Power: 89,310 shares of Common Stock (includes 3,435 shares of Class B Common Stock which is convertible into Common Stock on a one to one basis)

          Class B Common Stock:

          Sole Voting Power: 826,834 shares of Class B Common Stock Shared Voting Power: 3,435 shares of Class B Common Stock
          Sole Dispositive Power: 826,834 shares of Class B Common Stock Shared Dispositive Power: 3,435 shares of Class B Common Stock

     Shared Voting Power: voting power with respect to 59,176 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse, Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to
Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 89,310 shares of Common Stock described immediately above.
Mr. Moore shares dispositive power with respect to 59,176 shares (including 3,435 shares of Class B Common Stock) with his spouse, Peggy Moore.
Mr. Moore shares dispositive power with respect to 30,134 shares of Common Stock beneficially owned and held in the Thomas Nelson Savings and Investment Plan (the "ESOP"). The ESOP trustee is INVESCO (the "Trustee"), a Georgia corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 1201 Peachtree Street, 400 Colony Square, Suite 2200, Atlanta, GA 30361. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (3).

     (c) Mr. Moore had an open market purchase of 84,000 shares that occurred on November 28, 2000.

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock and Class B Common Stock includes the right to acquire 300,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1992 Employee Stock Incentive Plan, pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). This Stock Option expires on March 2, 2003. He also has the right to acquire 30,000 shares of Common Stock upon the exercise of options pursuant to a Stock Option Agreement dated May 15, 1997. This stock option expires May 15 2007.

     The shares beneficially owned by Mr. Moore include an aggregate of 691,702 shares of Common Stock held in four trusts of which he is the trustee and has sole investment and voting control.

     Item 7.  Material to be filed as Exhibits.

     N/A

Date:    1/16/2001                                         Page 7 of 7



                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY:       /s/ Sam Z. Moore
                                             ------------------------
                                              Sam Z. Moore, President
                                                and Chief Executive
                                                      Officer

Dated:     January 16, 2001
           ------------------